AMERANT BANCORP INC.

220 Alhambra Circle
Coral Gables, FL 33134

January 2, 2019

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Amerant Bancorp Inc.
Registration Statement on Form S-3
Filed December 19, 2019
File No. 333-235603

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amerant Bancorp Inc. (the “Company”) respectfully requests acceleration of the effectiveness of the above-referenced registration statement for January 6, 2019 at 2:00 pm (Washington D.C. time) or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to Alfred G. Smith, Esq., our counsel, at (305) 379-9147 (telephone) or asmith@shutts.com (email).

Sincerely yours,

AMERANT BANCORP INC.

By: /s/ Millar Wilson

Millar Wilson
Chief Executive Officer

cc:	Alfred G. Smith, Esq.
Tonya Aldave, Esq.